Exhibit 99.2

dELiA*s, INC.

COMMON STOCK, PAR VALUE $.001 PER SHARE

OFFERED PURSUANT TO RIGHTS DISTRIBUTED TO RECORD

STOCKHOLDERS OF dELiA*s, INC.

Dear Stockholder:

This notice is being sent by dELiA*s, Inc. (“dELiA*s”) to all holders of record (“Recordholders”) of shares of its common stock, par value $.001 per share (the “Common Stock”), at the close of business on                     , 2005 (the “Record Date”), in connection with a distribution in a rights offering (the “Rights Offering”) of transferable subscription rights (the “Rights”) to subscribe for and purchase shares of Common Stock (the “Shares”). The Rights are described in dELiA*s’ Prospectus dated                     , 2005 (the “Prospectus”).

In the Rights Offering, dELiA*s is offering an aggregate of                      Shares, as described in the Prospectus.

The Rights will expire, if not exercised, at 5:00 p.m., New York City time on                     , 2005, unless extended in the sole discretion of dELiA*s (as it may be extended, the “Expiration Date”).

As described in the accompanying Prospectus, you will receive                      of a Right for each share of Common Stock owned of record as of the close of business on the Record Date.

Each whole Right will allow you to subscribe for one Share at the cash price of $             per Share (the “Subscription Price”).

The Rights will be evidenced by Rights certificates (the “Subscription Rights Certificates”), which will be transferable until the close of business on the last NASDAQ trading day preceding the Expiration Date, at which time they will cease to have value.

Enclosed are copies of the following documents:

1. Prospectus;

2. Subscription Rights Certificate;

3. Instructions as to Use of dELiA*s, Inc. Subscription Rights Certificates (including a Notice of Guaranteed Delivery for Subscription Rights Certificates Issued by dELiA*s, Inc.); and

4. A return envelope addressed to American Stock Transfer & Trust Company, the Subscription Agent.

Your prompt action is requested. To exercise Rights, you must complete properly and sign the Subscription Rights Certificate (or Notice of Guaranteed Delivery if you are following the Guaranteed Delivery Procedures) and forward it, with payment of the Subscription Price in full for each Share subscribed for, to the Subscription Agent, as indicated in the Prospectus in the Sections entitled “The Rights Offering—Method of Exercising Rights” and “The Rights Offering—Payment Method”. The Subscription Agent must receive the Subscription Rights Certificate or Notice of Guaranteed Delivery with payment in full of the Subscription Price, including final clearance of any checks, prior to 5:00 p.m., New York City time, on the Expiration Date. FAILURE TO RETURN THE PROPERLY COMPLETED SUBSCRIPTION RIGHTS CERTIFICATE WITH THE CORRECT PAYMENT WILL RESULT IN YOUR NOT BEING ABLE TO EXERCISE YOUR RIGHTS. A Rights holder cannot revoke the exercise of its Rights. Rights not exercised or sold prior to the Expiration Date will expire without value and will be exercised by MLF Investments, LLC or one of its affiliated investment funds pursuant to a Standby Purchase Agreement as described in the Prospectus in the Section entitled “The Rights Offering—Intended Purchases; Backstop Agreement”.

Additional copies of the enclosed materials may be obtained from the Subscription Agent, 59 Maiden Lane, Plaza Level, New York, NY 10038. The Subscription Agent’s telephone number is (877)248-6417.

VERY TRULY YOURS,

dELiA*s, INC.